   Filed by Novell, Inc. and Cambridge Technology Partners (Massachusetts), Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

            Subject Company: Cambridge Technology Partners (Massachusetts), Inc.
                                   Commission File No. of Filing Person: 0-21040

                                                                         Page 1

                                     NOVELL

                             Moderator: Peter Troop
                                 March 12, 2001
                                  5:00 p.m. CT



Operator: Good day everyone and welcome to Novell's conference call to address its announcement of Cambridge Technology Partners. Today's call is being recorded.

     At this time, for opening remarks and introductions, I would like to turn the call over to Mr. Peter Troop, Director of Investor Relations. Please go ahead, sir.

Peter Troop: Yes. Thank you, Ruthie. And thank you, everybody, for being with us on this call on such short notice. We apologize for the late announcement, but these announcements have a life of their own.

     I'm here in San Jose, California, with Eric Schmidt, who's Chairman and Chief Executive Officer of Novell. I'm also with Dennis Raney, who's the Executive Vice President and Chief Financial Officer here at Novell. We're joined from Boston with Jack Messman, who's President and Chief Executive Officer of Cambridge Technology Partners and we're here to discuss the announcement this afternoon of Novell's acquisition of Cambridge Technology Partners.

     We'll first hear from Eric on this call. We'll then go to Jack Messman's perspective and then, we'll come back for some financial perspective from Dennis Raney, all before your questions.
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     On this call, we will make forward-looking statements regarding future events and the future financial performance of Novell and Cambridge. Actual events or results may differ materially from those in the forward-looking statements, due to a number of risks and uncertainties, including assumptions about future events based on current expectations, plans, business development efforts, near and log-term objectives, potential new business, strategies, organization changes, changing markets, marketing efforts, new Net services, anticipated demand for new offerings from markets that Novell is entering, future business performance and outlook.

     Among the important factors that could cause actual events to differ materially from those in the projections or other forward-looking statements are potential fluctuations in quarterly results, dependence on new product development, rapid technology and market change, acquisition strategy, risks associated with business conditions in the general economy. And then, of course, changes in business choices and business partners, competitive factors, sales and marketing execution sales, shifts in technologies or market demand.

     You should reference Novell and Cambridge's with the SEC, including their most recent filings on Form 10-K and 10-Q for a discussion of these and other important risk factors concerning Novell and Cambridge in their respective operations.

     This conference call is Webcast today. It will be archived on the Novell Web site. It will also be available as a dial-up replay. And just so you have that number it will be area code 888 and then, there'll be (play) numbers, 566-0787.

     So, with that long introduction, let me turn this over to Eric.
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Eric Schmidt:  Well, thank you very much, Peter.  I'm delighted to report that we are doing exactly what we said we would do. This announcement, which I am personally delighted to participate in advances Novell's transition to very much becoming a network services company.

     Between the Novell board and our management team, our goals were straightforward. We needed to gain the right skill set to quickly step up our ability to provide consulting services around our OneNet vision and Net services software.

     Two years ago, in a -- in a move that I think is very important, the Novell board set a target to achieve over 30 percent of Novell's revenue from consulting services by the year 2002. We planned a two-pronged approach to accomplish this, first, to begin the Novell consulting services within our company. Today, we have over 350 consultants on staff. These are now focusing on eDirectory and Net services and they account for approximately five percent of the total Novell revenue.

     But secondly, we realized that we would need to gain additional consulting services to reach the share of revenue targets that we've set. Internally, growth has been over 50 percent annually, but not on a large enough starting basis, if you will, to take us to our target of over a third of revenue from consulting.

     For these reasons, the CTP merger or acquisition, if you will, is very, very, smart. It achieved the goals that we set out. Cambridge takes Novell to where we want to be over the next year.

     Now, Jack, who serves on the Novell board, has been actively involved with this effort from the start. But, it's only recently that our choices took us close to (assessing) CTP, where Jack is a CEO. Since then, he's had to excuse himself from our Cambridge deliberations, for obvious reasons. But, one very important factor in this transaction is the managerial role that Jack will fill once the acquisition is done.
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     Cambridge and its market orientation and business priorities to e-services, rapid delivery of business solutions, made them an obvious choice. I was particularly interested in their management skills and an understanding of the Internet build-out cycle. This -- if you look at what companies are actually going to do with the Internet, they're going to take network services inside their company and they're going to bring them out as various forms of e-services. CTP is a very big leader in this area and it is a core focus of what they're trying to do.

     Now, this change in the IT market that we are both addressing has already aligned our businesses in many ways. I see Jack as an ideal executive to take on the role of CEO as Novell delivers on its vision to become a leader of Net services software. The kind of leadership that's required here, the day-to-day management, is something which Jack is literally a world superstar at. And I feel that he'll do a stronger role than I.

     Introducing a strong IT services offering that makes Novell a better software vendor partner for customers is an important objective and we achieve that with this acquisition.

     No one is more committed than Jack to seeing Novell succeed. And, from a Novell shareholder perspective, he brings the right combination of business acumen and industry knowledge.

     So, in order to pull this off, we intend to quickly gain business advantage between our two organizations following the anticipated closing of this acquisition in June or so. And we plan for the transaction to be accretive in calendar 2002.

     As for Novell, our performance metrics that we laid out in our last conference call remain the same. Over the coming months, you'll see a lot more defining deals, customers that validate Net services software. Novell will continue to advance our partnering and ISV relationships. We're very much focusing on services oriented channel model and we'll continue to develop the
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                                                                          Page 5

     initiatives that are underway at the company, including our effort to expand market share in caching and content distribution.

     On a more personal level, I look very -- look forward very much to continue as Novell Chairman and equally to focusing my attention on technology and strategy, where I think that I can have the most leverage.

     I will also be continuing as Chairman of Volera and this step is really the second step in a two-stage process that we began more than six months ago, where first we identified the real value of Volera, which of course, we announced some -- more than a month ago. This next step is a continuation of that and is very consistent with the goals we set out a month ago earlier.

     So, for all of these reasons, I believe that Novell is very, very well positioned for leadership in NetWare services. This is why I came here in the first places. This is one of the, sort of, last great opportunities in the networking area. The strategy is right. The step that we're taking now, to align Novell to changing customer needs and expectations, along with the aggressive business objectives that we set out, will, in my view, make it certain that Novell will remain and continue to expand this leadership in networking in a very fundamental and meaningful way.

     So, with that, Jack, would you like to introduce yourself?

Jack Messman: Thank you, Eric, for those nice comments. Eric, you've defined a very compelling vision of most of Novell's Net services software and it's been a privilege to work with you and your team in our negotiations over the last few weeks.

     I'm very pleased with what we've accomplished thus far. Cambridge shareholders, our clients and our employees all stand to benefit from what will come from our combination. The rationale
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     for this move is clear. Cambridge brings depth and focus to customer business issues and e-solutions. And we're a strong complement to Novell's based One Net solutions.

     Joining Novell represents a significant opportunity for Cambridge and our shareholders. This is the right step for Cambridge, which will become a subsidiary company within Novell. We will help Novell define new e-solutions models.

     We gain a very strong and solid financial base and we will also be able to maintain Cambridge's objective and independent point of view to the software choices that solve customers' problems in the best possible way.

     This is the hallmark of the way we do business, sharing risk and guaranteeing delivery. We're well positioned to do this because of Novell's role as a supplier of NetWare and network infrastructure software that supports the best-of-breed solutions that clients prefer. Novell's commitment to open standards, support for multi-vendor solutions and platform independence is completely consistent with Cambridge's mission.

     As Eric has pointed out, we will step up Novell's growth and consulting services and we will become part of a necessary evolution within Novell to better support solutions that rely on Novell Directory and other Net services.

     I've long been a champion of Novell. But, I'm also certain that the emerging new models are what's required today and in the future by customers and partners. These new models have leading independent software vendors recognizing the importance of providing services in depth in the form of solutions.

     I already know, as do many of you, that continuing its growth in consulting services is a requirement in the evolution of Novell's business. The opportunity is to expand support for our e-
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                                                                          Page 7

     solutions that rely on Novell Directory and other Net services. And we're equipped to quickly build out this solutions oriented capability within the greater Novell organization.

     In doing this, Novell moves to a business model that combines the strength of software licensing with the ability to support rich solutions and necessary relationships between other ISVs and IT service organizations. The value of this change is in engaging customers and partners around a business solutions discussion that is more important to them than the individual products that contribute to the solution.

     Taking on the CEO responsibilities of the larger company is a prospect that I heartily welcome. Novell's Net services opportunity is compelling from my point of view. Novell's technology and the strength of its engineering base has already made a fundamental contribution to the industry and Novell's significance is growing. No other software vendor is positioned to deliver the Net services software infrastructure that e-solutions broadly require.

     Both of our teams will move quickly through the second half of Novell's fiscal year to deploy our respective talents in a complementary way. The directions that each of us have already taken represent how we have already built a foundation for our companies working together in the future.

     Cambridge's emphasis has been on e-services that address best business processes and Web-based solutions from customer relationship management to supply chain management to enterprise resource management and to e-commerce. Novell's emphasis has been its Net services strategy and One Net vision.

     With Cambridge on board, Novell will open up a more robust pipeline to the customer, which it can leverage in the form of product sales, solution sales and more importantly, in the form of customer feedback to drive the new product development effort.
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                                                                          Page 8

     Cambridge has over 2,800 consultants worldwide with deep experience built on e-solutions via a wide array of end-to-end services. These services include digital business strategy, e-commerce, mobile commerce, e-supply chain management, e-customer relationship management, e-enterprise resource management, Web design and technology services, including IT strategy, systems integration, data warehousing and custom application software development.

     Cambridge serviced approximately 725 clients around the globe in the year 2000, predominantly in the financial services, communications, energy and manufacturing vertical markets and brings front line access to CEOs, COOs, division heads, as well as CIOs.

     Novell has site licenses with over 80 percent of the global Fortune 500. It's Net services bring value in virtually any industry segment where networks are a factor. Novell has an especially strong penetration in commercial banking, government, healthcare, transportation and manufacturing and serves larger innovations in virtually every market sector.

     As you begin to juxtapose the many attributes of Novell and Cambridge, I think you can begin to see why we're tremendously excited about the potential of the combined organization. Working together, we have the software engineering, the business strategy, the implementation know-how to produce second to -- second to none e-solutions for our clients, not to mention significant opportunities for our employees and significant value for our shareholders. Our plans are to be well positioned to contribute to and benefit from an improving IT marketplace in 2002.

     And now, I'll turn it over to Dennis Raney to talk about the financials.

Dennis Raney:  Thank you -- thank you, Jack.
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                                                                          Page 9

     I'd like to take a moment to elaborate on the financial character of the deal. Just to reiterate the details of the transaction, under the terms in the agreement, Novell will exchange .668 shares of Novell common stock for every outstanding share (and) option of Cambridge Technology Partners.

     The transaction is valued at approximately $266 million, based on the closing price for Novell shares of $6.06 on March 9th, 2001. The acquisition will be accounted for as a purchase and is expected to be completed in the third quarter of 2001. Since this is a fixed share exchange, the actual purchase price may vary, based on Novell's share price when the deal was closed.

     The deal will be seven to nine percent dilutive in fiscal year '01, due to up-front investments that need to be made in order to achieve cost improvements and revenue synergies in 2002. We expect the deal to be accretive by 24 to 25 percent in fiscal year two -- '002, excuse me -- as we begin to realize the return on the cost improvements and revenue synergy efforts between the companies.

     In fiscal year 2001 -- and let me remind you that CTP is on a calendar year -- with four months of post-acquisition results, Novell projects revenues close to $1.2 billion and 18 cents earnings per share.

     Now, our initial planning for 2002 leads us to revenue synergies of around $50 million, largely in the second half of the year. With these revenue synergies, we expect to be midway between 1.6 and 1.7 billion for the year. We derived this estimate through a study of a number of solutions that Cambridge felt they could sell into their vertical markets with Novell products. We used our own revenue experience around our solution sales to (find) the expected amount of each individual sale.
     This, combined with $46 million in synergy cost savings, should take us to about 50 cents EPS for the year.
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                                                                         Page 10

     Now, we want specific cost savings that could be achieved in every functional area and cost center. We believe there is more to do. In addition, we have not yet scoped the additional potential benefit of business redesign efforts that should yield additional improvements to the augmented business.

     With that, I'd like to pass the cal back to Peter for Q&A.

Peter Troop: Thank you, Dennis. And we'll go to the operator to (set) -- to take questions.

Operator: Thank you. And, if you do have a question today, press the star key, followed by the digit one, on your touch-tone phone. Again, that is star, one, to ask a question. And we will take as many questions as time permits. And we will pause right now a moment to assemble our audience. Just one moment.

     (Just standby), ladies and gentlemen.

     And we'll take our first question today from Steve Dube, with DKW
     Investment.

Steve Dube: Hi. A couple of questions. First of all, given Jack's position on the board of Novell, could you tell us how extensively you surveyed the universe of other consulting firms before honing in on ...

Eric Schmidt:  Steve, this is Eric.

Steve Dube:  OK.  Hi.

Eric Schmidt:  Yeah.  Sorry.  We actually began a project called Project Napier
     -- N a p i e r -- in August of last year. And this process was driven with Morgan Stanley and with McKinsey. And we spent
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                                                                         Page 11

     literally months trying to figure out how to achieve the One Net vision. One of the traunches that we went through was to evaluate consulting companies because we had come into contact with so many of them. And we did a ranking and we looked at a couple pretty thoroughly. I'd rather not say their names for obvious reasons.

     And the CTP deal made sense because of their positioning in e-commerce and also because I felt that Jack had the leadership skills, the history with both companies and the ability to deliver the shareholder value. You know, that he could literally pull it off. Whereas, some of the other deals that I looked at, I thought (well), I'm not sure we can get the management team that can actually pull these things off.

     And so, the process was really strategically around fit, which they met, and ability to deliver, which they met. And then, during the month of February, I flew out in the first week of February to see Jack and his Chairman. And we began the discussions about doing this together. And then, the rest is just history.

Steve Dube: Right. I'll ask a question on the CTP side also, maybe for you either or Jack. And that is what percentage of the revenues at Cambridge are still what we might call older technology type ERP implementations and things like this, which you had (extensively) over the years.

Jack Messman: I would say that 2000 was the transition year for us and we ended the year at about 74 percent e-business as opposed to traditional business.

Steve Dube: OK. And how do you set this up to avoid conflicts with a lot of the other systems integrators that you have already and are continuing to pursue relationships with, Eric or Jack.

Jack Messman: My view on that is that many of the Novell relationships with other consulting firms are oriented toward vertical markets. For example, there's one relationship with a -- with a consulting firm in the healthcare area.

Steve Dube:  Pricewaterhouse, yeah.

Jack Messman: Yeah. That happens to not be an area where we are focused. So, I don't see any real conflicts there.

Steve Dube: But would the intent to be then, to carve out (SIs) that are not in areas that CTP is in?

Jack Messman:  I think that would be preferred.

Steve Dube:  Yeah.

Jack Messman: And I think you'll always have the tradeoff to make (about) -- whether you go with a partner in a vertical or whether you decide to go direct yourself in that vertical and it would depend on your internal skills, the solutions you have developed and the opportunities that you see.

Steve Dube: All right. Now again, for you, Jack, your sector has been particularly decimated in the last couple of months in terms of the incoming business pipeline and things of that sort and now, you just made announcement recently. Can you give us a fix on what you see for your business going forward?

Jack Messman:  Well, I think that everybody in our sector is having difficulty with the visibility of business. We've had the real collapse of the dot-coms. And everybody is trying to rebalance their demand and delivery capabilities. So, it's quite clouded at this point in time. The long-term growth rates that all the industry analysts still point to indicate growth rates of 30 to 35 percent.
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                                                                         Page 13

     I think, looking back three years from now, looking back, we'll see that there was a little blip into 2001, but that the growth rates will continue because the real reasons for this technology is the fact that it drives productivity improvements that are significant to corporations.

     So, right now, I would say the visibility that's on the street -- I've looked at what Wall Street is estimating for our competitors indicates growth rates in the 14 to 15-percent range in revenues for the next 12 months.

Steve Dube: Does that fit in with your forecast, the numbers that Dennis provided us for your calendar year -- 2001 calendar year, 2002?

Jack Messman:  I think that those forecasts are consistent with our views.

Steve Dube:  (Thanks).  But, I'll pass now.  Thanks.

Operator:  OK.  We'll take our next question from Karl Keirstead, with Lehman
     Brothers.

Karl Keirstead:  Yeah.  Jack, congratulations.

Jack Messman:  Hi, Karl.

Karl Keirstead:  Hi.  I just wanted to ask you your exposure, yourself, to
     Novell, the firm that is. What percentage of Cambridge revenues might come from working with Novell software or perhaps the number of Novell certified folks that you've got at Cambridge? I didn't see Cambridge as a consulting alliance partner of Novell. Perhaps you could comment on why. Thanks.
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                                                                         Page 14

Jack Messman: Yeah. I think that my view, when Eric approached me on this, was to take a look at that issue. And it's my view that the demand for the directory service that Novell has and the caching machine that they have and some of the other products that they have is just now coming into its own. And after a review with our service line leaders and our industry salesman, they're of the opinion that the potential demand for Novell's products in our solution sets is going to be quite good going forward. But it's just a developing demand and therefore, we should see much more growth there.

     I think there are some products that, quite frankly, our guys were in error not knowing about. There's some really good stuff in Novell (buzz) and single sign on and things of that nature that they should have been aware of that they weren't. And that might mean that Novell has to sell a little harder and we have to listen a little better going forward. And I think we're committed to doing that.

Eric Schmidt: Karl, this is Eric. One of the special things about the One Net vision that Novell has outlined is its ability to integrate enterprise applications as a network service offering available anywhere in the world and on any device and at any time. The analogy with respect to e-business is that CTP is busy making those e-business solutions and we provide the underlying infrastructure to actually allow that to be globalized and made, if you will, Internet ready. So that we have a marketing alignment with respect to the stated strategies, literally one fits on top of the other. And the technology review that we did indicates that the two layer quite well.

     I will be talking next week at BrainShare, a little bit about some of these products that we're now shipping. But a key comment -- a key component of what we do, our customer portal architecture is where these custom portals drive applications use. And that is what I believe how the new Novell will be driving this new vision forward. And there, the alignment is almost perfect.

Karl Keirstead:  OK.  Thanks very much.

Operator:  And our next question comes from Paul Schupf, with Paul J. Schupf &
     Associates.

Paul Schupf:  I actually had three questions.  One is it was hard to follow.
     Did Dennis say that pro forma earnings in '01 would be 50 cents a share?

Dennis Raney:  In that neighborhood, Paul.

Paul Schupf: OK. That's number one. Number two, what do you do with your marchFIRST investment? And, number three, what provisions have you taken to keep the consultants at Cambridge?

Dennis Raney: Well, with regard to marchFIRST, we are going to continue to work with marchFIRST as one of our partners. And I think Jack covered the rationale why it's important that we have a number of partners covering all the major sectors in the economy. So, we don't intend to liquidate or alter that. in fact, we are continuing to have management meetings with marchFIRST on that very subject. And we expect to see continuing growth in the revenue that comes from them in that particular deal.

Jack Messman: To answer the question on -- basically, I think you were getting at turnover.

Paul Schupf:  Exactly.

Jack Messman: As you know, the dot-com collapse has caused a very big difference in the-- what these consultants have as opportunities in the marketplace. But, even despite that, we're doing things that we think appeal to consultants to make them stay with us. We have people programs that are built around helping them build their personal market value. We believe that they like to be trained in the latest technologies. Of course, Novell's got some of those that fit into that category. They like to work on a lot of cool projects, as they say. That means they get diversity of projects, not long projects that last five or 10 years, that they like to get variety. And I think they like the culture of our company.

     So, I believe all those factors will allow us to continue to keep the turnover than the industry down. We think that turnover in the 20 percent range is the objective because it allows us to keep fresh blood in the company and what we call refreshing the bottom of the pyramid. So, 20 percent is around normal.

     And during the dot-com phase (and the) Cambridge experienced higher turnover in that because we had the proper credential that everybody was looking for on a resume. Now that the dot-com thing is behind us, I think we'll have a much more sober workforce with regard to looking at the other side of the fence.

Paul Schupf: Thank you. Eric, if I could ask one more question. Eric, do you think this will allow Novell to penetrate industry verticals more rapidly? Is that the key thing here?

Eric Schmidt: Oh, sure. And, if you look at the way CTP talks to its customers, they basically say you've got all these internal applications and we'll help you get them rationalized and integrated. And they do an excellent job on that. By combining our underlying technology base and their solution selling capability, we can actually now deliver, with feet on the street, the stuff we've been talking about for six months. You know, what Novell does today is we give this nice demo and the sales people say this is great. And the customer says well, who else is using it, how far along?

     And that's where our lack of historic investment in solution selling catches up with us. This allows us to leapfrog to that into all these you know, if not a majority share of the people, certainly one of the best teams ever assembled to do it.

Paul Schupf:  Thank you very much.

Operator:  And we'll take our next question from Charles Phillips, with Morgan
     Stanley Dean Witter.

Charles Phillips: Hi. I was just wondering if you've had time to, kind of, segment the market somehow so that you're existing consulting partners, kind of, have rules of engagement to know what types of projects they would be called in on or you'd refer to them versus yourself. Is there any kind of initial play book that you've developed to, kind of, explain to them, kind of, how this might work?

Jack Messman: Charles, my view on that is that we -- that most of the -- most of the consulting firms that would partner with Novell will do it in vertical markets where they have significant expertise because that's the way they gain competitive advantage, which is to customize Novell products into their application solutions so that you -- where your -- where your service line and your vertical market intersect, we call a sweet spot. And everybody wants to have a solution in the sweet spot that differentiates them from everybody else. And so, I think that's going to be the way Novell deals with other consulting firms and others to focus on vertical markets where the consulting firm has a special capability.

Charles Phillips: And last question is billing rates between existing Novell consulting services and Cambridge. I imagine Cambridge was a bit higher. (One is that two and two). Is it likely that using Novell consultants ((inaudible)) in pricing, given that your consulting services look a little more strategic now?

Jack Messman: Yeah.  My view on that is that Novell's consulting services have been more focused on the installing of software than they had been on the installing of solutions. And generally, I think that our billing rates are higher because of the extra value-added that we have. But, I think there's going to be great opportunity to cross fertilize both organizations. And, in those instances where Cambridge has an opportunity to install a solution, we don't necessarily have to train some of our people in the
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                                                                         Page 18

     Novell technologies to do that because we have a trained group of people, systems engineers who can do that. So, there are those kinds of synergies going forward.

Charles Phillips:  Right.  Congratulations.

Operator: And just a reminder, ladies and gentlemen, we -- to ask a question, press the star key, followed by the digit one, on your touch-tone phone. And again, that is star, one, to ask a question.

     We'll go next to Steve Bauman, with Parvest Investment Management.

Steve Bauman: Good Afternoon. Jack, just a quick question for you. I wonder if you've had an opportunity to speak with any customers about the prospect of you guys becoming a captive organization, such that some customers wouldn't view you as offering independent advice anymore?

Jack Messman: Yeah. I think that we've had a view on that for some time. I would say 18 months to two years ago, customers were very oriented toward what choices had been made in hardware and software in the solutions that were being implemented. I would say today that most customers really don't care. All they want is a solution that works. They want it done fast and they want it done on cost and on time. And, therefore, we believe that that's not going to be a problem. In particular, we're going to make sure that, in those applications where we have a tight -- a tight integration with Novell products, that those are best of breed.

     We don't want to be out there selling a solution to a client where the way the software works or the solution that's provided isn't the best there is. I mean, whenever we believe that we have that, then we won't feel bad about recommended that Novell solution. Having said all that, we are
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                                                                         Page 19

     going to remain agnostic with regard to the technology. That's the only way we can be because the client has to feel that we are offering the best solution.

     For years, many of our competitors have offered particular software and hardware that they got commissions on. We have never done that. And we'd foregone that revenue stream. We believe that they have been somewhat biased over the years themselves. We are not captive to anybody. And we will sell solutions. We won't sell hardware and we won't sell software. We're going to sell solutions that include various types of software. And that could be Novell's. We would expect that Novell will provide the best solution.

Steve Bauman: OK. Secondly, when you and the Cambridge board decided that you were open to a merger, I wonder if you had discussions with any other companies besides Novell?

Jack Messman: We have been approached by -- you know, as a board of directors, you always have an obligation to listen. And we listened. I guess, a couple of years ago, it's been now since -- almost a couple of years since I came onboard here. We discussed this with a number of people. And you have to consider where you stand in your own turnaround situation, which we've been in for the last year, and you have to consider the acquisition consideration you would get if you were to accept a deal.

     And there have always been a lot of Indian companies with very high revenues of multiples who would like to acquire U.S. companies. But, I don't believe that our board ever felt that that was an appropriate consideration for our shareholders, given the risk that they would be taking if they were to take the stock of one of those companies.

     So, we have always been aware of what's happening in the marketplace. We have always been aware of where we stand in getting our company returned to profitability. And, therefore, I would
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                                                                         Page 20

     have to say the answer is yes. We were aware of other opportunities. And this one was considered to be one of the better ones, if not the best.

Steve Bauman: And the reason that you decided to accept Novell's offer, in large part, was because you view their stock as depressed and themselves in the midst of a turnaround?

Jack Messman: I think Novell's stock is not as robust as it has been, but we like the upside in the stock. We like the ups. We saw the -- as I said, one of the reasons we haven't used more of their products was that we saw the market developing for their products. And, therefore, we thought that by helping them to grow the revenues for those products, that we would help the stock price go up significantly.

Steve Bauman:  OK.  Thanks.

Operator:  And we'll take our next question from Paula Rooney, with C.R.N.

Paula Rooney: Eric, hi. Could you tell me -- could you please reiterate the management changes involved? And, what will be the impact on Novell's employee headcount?

Eric Schmidt: Well, first I -- this deal is an acquisition of CTP, which adds a little less than 4,000 people to the combined company. By agreement, I will become Chairman and Chief Strategist and Jack will become CEO. Over the next -- these things take a long time to close, a couple of months.
     So, we've agreed that during that time, we will work through the necessary organizational changes to more closely combine the two businesses. It's too early to really speculate as to what those changes would be.

     We believe that there is tremendous both revenue synergy, as well as expense synergy by simply combining some operations of the companies because both companies have a certain amount of
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                                                                         Page 21

     duplication. For example, duplicate real estate and that kind of thing. So, you put all that together and the economics looks pretty good.

     I think it's too early to say exactly what those changes are, but you have my commitment to enthusiastically support both the merger and also the transition to Jack as CEO, with me working on this integrated strategy that I came to Novell to deliver.

Paula Rooney:  OK.  Thank you.

Operator: And now, we'll take our next question from Tom Kirchofer, with "Boston Herald."

Tom Kirchofer: My question -- that was it, actually. But, I just wanted to clarify one thing. Jack, you mentioned that Cambridge's current headcount is about 2,800?

Jack Messman:  That's consultants.

Tom Kirchofer:  Oh, OK.

Jack Messman: And you add other staff, the administrative staff and then, you get closer to 3,800.

Tom Kirchofer:  OK.  All right.  That was my question.

Jack Messman: I would add on that -- on your -- on that issue that Eric has addressed. This is not the combination of two product companies, that there -- that where a lot of people are in duplicate positions. We have -- we're adding a services company to a product company and, therefore, there will not be a significant amount of duplicate headcount. So, ...

Tom Kirchofer:  I see.

Jack Messman: ... we don't want our employees to get upset by somebody thinking that there's going to be a lot of headcount reduction.

Tom Kirchofer: Sure. And did -- just to clarify, did Dennis say earlier that you're expecting about $46 million synergies?

Jack Messman: Yes.

Tom Kirchofer:  OK.

Eric Schmidt: And we just did some quick math here. The headcount -- the headcounts are about 3000 on the CTP side and about 4,800 on the Novell side.

Male: Yep.

Eric Schmidt:: If you add that up, I think you get about 8,600 in the combined company, with Jack and I working as twins to make this happen.

Tom Kirchofer:  OK.  All right.  Well, thank you very much.

Operator:  OK.  And now, we'll go again to Steve Dube, with DKW Investments.

Steve Dube: Yeah. Just a quick follow-up question, one for you, Eric, and one fore you, Jack.

     Eric, in your new role, if you'd tell us about how much time you think you'll be spending on marketing. I think you've been very effective in conveying the message that Novell has had. Is that going to change, at all? Is it just strategist?

Eric Schmidt: Actually, I think what we agreed is that I would spend as much of my time as possible evangelizing this vision. I personally find it frustrating that I have obviously not been able to communicate the brilliance of it yet and so, I have to keep working on it. But, as you know, I should have laid out how the network service has evolved in the world. And Novell needed this step to do it.

     Having Jack actually running the business on a daily basis, I think, frankly, frees me up to spend more time on it, not less. And you can imagine, with 8,000 ((inaudible)) people and 1.6 or so billion in revenue is a tremendous amount of business issues, globalization and so forth, which I came to the conclusion Jack is actually better at than I am. And because of his history with the company, I frankly don't know of anyone who loves the company more than he does. So, the combination of all that made both good business sense and ((inaudible)) leadership and emotional sense at the same time.

Steve Dube: All right. So, you'll be closing all those deals that we're going to be hearing about. Right?

Eric Schmidt: Well, we have a whole bunch more on tap. So, they'll get announced as we can get permission to announce them.

Steve Dube: OK. And, Jack, a question to you on the -- you know, the synergies, that 46 million. Is that 46 million of Novell-related revenues that you think CTP can generate in fiscal 2002? Could you clarify that? And, if that's not the figure, what kind of synergies do you think could be-- that Cambridge could be generating on Novell-type product solutions?

Jack Messman: I think, Dennis, you ought to take that question. We spent a lot of time on that.
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                                                                         Page 24

Dennis Raney: Yeah. Steve, we spent actually two solid days and more time around that, going through all the potential synergies from a cost savings point of view that we could undertake first. And those amounted to 46 million.

Steve Dube: OK.

Dennis Raney: And a lot of that is redundant staff personnel, as well as some significant opportunities we have to collapse our real estate networks around the world, essentially into a one footprint solution. And, in addition, there are some significant IT savings as we integrate our various business application and networks together internally. So, all of that was cost savings. We expect, in our initial planning -- and there will certainly be more of this as we work together over the next few months. But, our initial planning led us to believe that we could add, roughly, $50 million in incremental sales of Novell solutions through this transaction and that those revenues would largely occur at the back end of 2002.

Steve Dube: OK. All right. And -- because I'm looking at the figure you put out before, of a billion-six, billion-seven for 2002, given the revenue expectations for Novell separately and the recent run rate of Cambridge, how Jack indicated the year might go and what the following year. It looks like that might be a very conservative figure?

Dennis Raney: Well, we're looking at somewhere around 1.5 billion this year. If you -- if you go through the math on that, that's what -- that's what the year look likes. And that's, basically, where the combination of what Jack has guided with his company and we've guided with ours. So, we expect to see somewhere north of a 10 percent increase in that next year.

Steve Dube: You're saying 1.5 is pro forma for fiscal '01 for you?

Dennis Raney: That's adding the guidance together, yes, that we have in the market and that we're still basically, behind. In our current quarters, by the way, both his quarter and our quarter, are continuing as we've -- as we've planned.

Steve Dube: OK. OK. So, you're only, right now, putting in a 10-plus percent gain in fiscal '02 for both sides?

Dennis Raney: That's where we're at, at this point.

Steve Dube: OK. OK. Thanks.

Operator: And, ladies and gentlemen, we have time for two more questions.

      We'll take our first question from Paula Musich, with "Eweek."

Paula Musich:  Thank you.  I actually have a couple questions, mostly for Eric.
     Eric, with all of the resumes floating out there on the street and all of the way up, that had been announced by a lot of competitors, the Cambridge Technology Partners, had you considered growing the services business organically, rather than doing an acquisition?

Eric Schmidt: Well, indeed, we had. And that was our strategy for the last two years. And, if you do the math, we can't get there organically alone, person by person. So then, we decided to buy a bunch of little (itty-bitty) companies. And every tiny company we looked at took so much overhead in terms of meeting them and understanding their problems and going through due diligence and so forth that we figured out we couldn't get there that way either.

     So, what we concluded was it had to be a pretty substantial company. And we came to that decision, I would say, maybe in late September. So then, we did a sort of the substantial companies. At the time, as you recall, there was a fair amount of, sort of, big merger conversation among a whole bunch of those folks. And then, we ended up with CTP as our best choice.

Dennis Raney: Paula, this is Dennis. Let me augment what Eric said. Independent of the individual people and where they come from, I think it's important to recognize the value that we saw in Cambridge with regard to the quality and teamwork of their management team, but also, frankly, more importantly, the solutions philosophy that they've built out to address the various vertical markets that they're attacking. They have an excellent framework, an excellent technical architecture that they've built out around each of these e-solutions and they've also given a great deal of thought to how Novell technologies would fit into those architectures.

     And so, you can go about an organic growth, but you still have the problem of building out the go-to-market aspect of the business. And what we see in Cambridge Technology Partners is, frankly, a great leap forward in our ability to have a solutions framework to go to market with.

Paula Musich: OK. There's another question. Eric, how much of the consideration of Cambridge Technology Partners or the decision to go with them has to do with the intellectual capital they have versus the talent that they have? And, are you concerned that, by the time the deal is completed, a lot of that talent will have jumped ship?

Eric Schmidt: Actually, I'm quite certain that that will not be the case. As you know, CTP, itself, went through a turnaround about a year-and-a-half ago. Jack can go into more of the details because he did it. And our evaluation and due diligence was that Jack had assembled quite a fine leadership team with respect to each of the verticals. And the analysis of retention and turnover was that all of the vectors were favorable.

     So, my sense of the -- of the folks who are there is that they are people who either are historically committed to what they're trying to do or they're people who have -- who have been hired relatively recently last --that is, in the last couple of years and have bought into the vision of Jack. And there's no intention of changing that. So, I'm not at all worried about that issue.

Paula Musich:  Thank you.

Operator: And we'll take our last question today from Joseph Buttarazzi, with Adams Harkness & Hill.

Joseph Buttarazzi: Just a couple of deal-related questions here. Are there any, sort of, lockups outside of just Jack, out of Cambridge Tech, any out of the other -- the management team going to be locked up for any period of time? Are there break -- are there break fees associated with the deal and are there any, sort of, walk provisions on the deal?

Dennis Raney: There are normal break up fees in the deal and, you know, those will be disclosed in due time. As far as any other lockups, you know, we don't have any other lockups. So, we'll -- you know, we'll be adhering to our normal blackout periods. But, there are no other, you know, lockups in this deal.

Joseph Buttarazzi: Great. Thanks.

Operator: Thank you, ladies and gentlemen. That concludes or question-and-answer period today. Mr. Troop, I'll turn the conference back to you for any closing remarks you may have sir.

Peter Troop: Thank you, operator, and thank you everybody for being with us this afternoon on such short notice. Again, the conference call replay is available both through the Novell Web site, as well as within the next two hours, it will be up by phone access at 888-566-0787. Again, I'd like to thank you all for being with us this afternoon.

                                      END